FINANCIAL STATEMENTS

THREE MONTHS ENDED DECEMBER 31, 2005

(Expressed in Canadian Dollars)
(Unaudited)

These financial statements have not been reviewed by the Company's auditors

TASEKO MINES LIMITED
Consolidated Balance Sheets
(Expressed in Canadian Dollars)

	December 31	September 30
	2005	2005
	(unaudited)
Assets

Current assets
Cash and equivalents	$20,422,209	$21,728,789
Accounts receivable	9,184,021	6,746,378
Concentrate inventory	12,395,400	16,284,800
Supplies inventory	5,487,106	4,589,431
Prepaid expenses	1,636,899	1,914,214
Current portion of future income taxes	4,479,000	4,479,000
Current portion of promissory note	3,462,521	2,637,499
	57,067,156	58,380,111
Restricted cash	5,000,000	5,000,000
Mineral properties, plant and equipment	9,892,243	9,916,992
Assets under capital leases	20,291,000	20,794,000
Reclamation deposits	18,610,669	18,281,420
Promissory note	69,949,017	69,680,355
Future income taxes	8,944,000	8,944,000
	$189,754,085	$190,996,878

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable and accrued liabilities	$10,619,672	$12,580,463
Advances from related parties (note 4)	330,093	105,067
Current portion of vehicle loans	200,616	214,715
Current portion of capital lease obligation	2,119,973	2,092,334
Current portion of deferred revenue	4,860,506	14,748,000
Current portion of royalty obligation	3,462,521	2,637,499
Income taxes	19,645,000	19,645,000
	41,238,381	52,023,078
Vehicle loans	143,317	181,901
Capital lease obligation	12,447,885	12,984,805
Royalty obligation	65,706,207	66,153,298
Deferred revenue	1,356,250	1,400,000
Convertible debenture (note 3(c))	12,127,213	11,830,241
Site closure and reclamation costs	17,747,000	17,314,000
	150,766,253	161,887,323

Shareholders' equity
Share capital (note 3)	163,764,441	160,829,442
Convertibe debenture – conversion right (note 3(c))	9,822,462	9,822,462
Tracking preferred shares	26,641,948	26,641,948
Contributed surplus	5,565,460	5,334,614
Deficit	(166,806,479)	(173,518,911)
	38,987,832	29,109,555
Contingent gain (note 5)
	$189,754,085	$190,996,878

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors
/s/ Russell E. Hallbauer	/s/ Jeffrey R. Mason
Russell E. Hallbauer	Jeffrey R. Mason
Director	Director

TASEKO MINES LIMITED
Consolidated Statements of Operations
(Expressed in Canadian Dollars)
(Unaudited)

	Three months ended December 31
	2005	2004
		(restated -
		note 2)

Revenue
Copper	$36,148,473	$–
Molybdenum	5,122,755	–
	41,271,228	–
Cost of sales	(26,046,632)	–
Treatment and transportation	(6,276,902)	–
Amortization	(848,888)	(512,173)
	8,098,806	(512,173)

Expenses (income)
Accretion of reclamation obligation	433,000	393,500
Exploration	269,629	32,047
Foreign exchange	(32,151)	(364,270)
Loss on sale of equipment	–	2,177,992
General and administration	1,029,967	397,707
Interest and other income	(1,626,954)	(6,437,221)
Interest expense	1,082,037	906,314
Restart project	–	7,561,446
Stock-based compensation	230,846	164,549
	1,386,374	4,832,064

Earnings (loss) before income taxes	6,712,432	(5,344,237)
Income tax expense (recovery)	–	–
Earnings (loss) for the period	$6,712,432	$(5,344,237)

Earnings (loss) per share
Earnings (loss) per common share - basic	$0.06	$(0.06)
Earnings (loss) per common share - diluted	$0.06	$(0.06)

Weighted average number of common shares outstanding
Basic	104,598,186	95,773,608
Diluted	112,243,221	95,773,608

Consolidated Statements of Deficit
(Expressed in Canadian Dollars)
(Unaudited)
	Three months ended December 31
	2005	2004
Deficit, beginning of period	$(173,518,911)	$(196,808,684)
Earnings (loss) for the period	6,712,432	(5,344,237)
Deficit, end of period	$(166,806,479)	$(202,152,921)

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars)

	Three months ended December 31
	2005	2004
		(restated -
Cash provided by (used for)		note 2)

Operating activities
Earnings (loss) for the period	$6,712,432	$(5,344,237)
Items not involving cash
Loss (gain) on sale of equipment	–	2,177,992
Amortization and accretion	848,888	512,173
Accretion of reclamation obligation	433,000	393,500
Stock-based compensation	230,846	164,549
Changes in non-cash operating working capital
Accounts receivable	(2,437,643)	1,299,421
Inventories	2,991,725	(10,400,405)
Prepaids	277,315	48,261
Accrued interest income on promissory note	(1,093,684)	(1,042,367)
Accounts payable and accrued liabilities	(1,960,791)	(4,875,226)
Deferred revenue	(9,931,244)	(43,750)
Accrued interest expense on royalty obligation	377,931	370,054
	(3,551,225)	(16,740,035)

Investing activities
Purchase of property, plant and equipment	(321,139)	(2,774,622)
Proceeds received on sale of property, plant and equipment	–	22,050,711
Restricted cash	–	(5,000,000)
Accrued interest income on reclamation deposits	(329,249)	(59,846)
	(650,388)	14,216,243

Financing activities
Principal repayments under capital lease obligation	(509,281)	(5,213,046)
Bank operating loan	–	(767,016)
Principal repayments on vehicle loans	(52,683)	310,042
Advances from related parties	225,026	80,624
Common shares issued for cash, net of issue costs	2,934,999	1,168,950
Accrued interest expense on convertible debenture	296,972	269,975
	2,895,033	(4,150,471)

Increase in cash and equivalents	(1,306,580)	(6,674,263)
Cash and equivalents, beginning of period	21,728,789	14,892,947
Cash and equivalents, end of period	$20,422,209	$8,218,684

Supplementary cash flow disclosures

Cash paid for:
Interest	$785,065	$636,339
Taxes	$–	$554

See accompanying notes to consolidated financial statements.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2005
(Expressed in Canadian Dollars)
(Unaudited)

1.	Basis of presentation and principles of consolidation

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except for the change described in note 2. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements.

Operating results for the three month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the full year ending September 30, 2006.

2.	Change in accounting policy

Effective October 1, 2005 the Company adopted certain new provisions of the Canadian Institute of Chartered Accountants Handbook Section 3860, Financial Instruments – Disclosure and Presentation, which came into effect on that date. The standard requires that convertible debentures which may be settled in cash, or by common shares of the Company at the Company's discretion, be presented as a liability. The accretion charges that were previously recorded through deficit have been eliminated and are now included as interest expense. For the year ended September 30, 2005, this amounted to $1,075,478 (2004 – $977,705). For the three months ending December 31, 2005 it amounted to $269,972. This change had no effect on net income (loss) per share.

3.	Share capital

(a)	Authorized

Authorized share capital of the Company consists of 200,000,000 common shares without par value.

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2005
(Expressed in Canadian Dollars)
(Unaudited)

(b)	Issued and outstanding

	Number
Common shares	of Shares	Amount
Balance, September 30, 2004	94,767,619	$150,481,429
Issued during the year
Share purchase options at $0.25 per share	50,000	12,500
Share purchase options at $0.30 per share	100,000	30,000
Share purchase options at $0.38 per share	20,000	7,600
Share purchase options at $0.40 per share	22,500	9,000
Share purchase options at $0.55 per share	610,000	335,500
Share purchase options at $0.81 per share	45,000	36,450
Share purchase options at $1.36 per share	270,000	367,200
Share purchase options at $1.40 per share	44,500	62,300
Share purchase options at $1.65 per share	10,000	16,500
Fair value of stock options allocated to shares issued on exercise		742,000
Share purchase warrants at $0.75 per share	2,313,336	1,735,002
Private placement at $1.45 per share, net of issue costs	5,204,361	6,993,961
Balance, September 30, 2005	103,457,316	160,829,442
Issued during the period
Share purchase warrants at $0.75 per share	3,913,332	2,934,999
Balance, December 31, 2005	107,370,648	$163,764,441

(c)	Convertible debenture and conversion right

On July 21, 1999, in connection with the acquisition of the Gibraltar mine, the Company issued a $17 million interest-free debenture to Boliden Westmin (Canada) Limited (“BWCL”), which is due on July 21, 2009, but is convertible into common shares of the Company over a 10 year period commencing at a price of $3.14 per share in year one and escalating by $0.25 per share per year thereafter ($4.64 per share as at September 30, 2005). BWCL’s purchase of the convertible debenture was receivable as to $4,000,000 in July 1999, $1,000,000 on October 19, 1999, $3,500,000 on July 21, 2000, and $8,500,000 by December 31, 2000, all of which were received. BWCL has the right to convert, in part or in whole from time to time, the debenture into fully paid common shares of the Company from year one to year ten, but has not requested any conversions to date.

From the commencement of the sixth year to the tenth year, the Company (which is currently in the seventh year of this debenture term) has the right to automatically convert the debenture into common shares at the then-prevailing market price. Since the Company has the right and the intention to settle the convertible debenture through the issuance of common shares, notwithstanding the Company’s right to settle the debenture with cash, it has been included as a separate component of shareholders’ equity on the balance sheet. Commencing October 1, 2005, as a result of a new accounting standard which the Company adopted on that date, the estimated present value of the convertible debenture is presented as a long term liability (note 2).

Accounting standards in Canada for compound financial instruments require the Company to allocate the proceeds received from the convertible debenture between (i) the estimated fair value of the option to convert the debenture into common shares and (ii) the estimated fair value of the

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2005
(Expressed in Canadian Dollars)
(Unaudited)

future cash outflows related to the debenture. At issuance, the Company estimated the fair value of the conversion option by deducting the present value of the future cash outflows of the convertible debenture, calculated using a risk-adjusted discount rate of 10%, from the face value of the principal of the convertible debenture. The residual carrying value of the convertible debenture is accreted to the face value of the convertible debenture over the life of the debenture by a charge to earnings. The continuity of the convertible debenture is as follows:

	Three months
	ended	Year ended
	December 31	September 30,
	2005	2005
Estimated present value of convertible debenture
Beginning of period	$11,830,241	$10,754,763
Accretion for the period	296,972	1,075,478
End of period	12,127,213	11,830,241
Conversion right	9,822,462	9,822,462
Convertible debenture and conversion right	$21,949,675	$21,652,703

	December 31,	September 30,
	2005	2005
Summary of the convertible debenture terms
Principal amount of convertible debenture	$17,000,000	$17,000,000
Price per common share of the unexercised conversion right	$4.64	$4.64
Number of common shares potentially issuable under
unexercised conversion right	3,663,793	3,663,793

TASEKO MINES LIMITED
Notes to Consolidated Financial Statements
For the three months ended December 31, 2005
(Expressed in Canadian Dollars)
(Unaudited)

4.	Related party transactions and advances

Related party transactions not disclosed elsewhere in these consolidated financial statements are as follows:

	Three months ended	Year ended
	December 31	September 30
Transactions	2005	2005
Hunter Dickinson Inc.
Services rendered to the Company and its subsidiaries
and reimbursement of third party expenses	$525,237	$1,222,603
Hunter Dickinson Group Inc.
Consulting services rendered to the Company	$–	$12,800

	December 31	September 30
Advances	2005	2005
Advances to (from)
Hunter Dickinson Inc.	$(330,093)	$(105,067)

5.	Contingent gain

Glencore Ltd. ("Glencore") purchases the whole of the copper concentrates produced by the Gibraltar mine pursuant to the terms of a written contract (the "Contract"). Gibraltar Mines Ltd. ("Gibraltar"), which is a wholly owned subsidiary of the Company, and Glencore have a dispute concerning the interpretation of the Contract. Glencore asserts that the Contract provides that the price to be paid for the concentrates should be reduced by a deduction referred to as "price participation". Gibraltar asserts that the Contract does not provide for any such deduction. To December 31, 2005, Glencore has withheld approximately US$3.3 million from invoices rendered by Gibraltar and is claiming repayment of a further US$0.5 million, on the basis of its interpretation of the Contract. Of this amount, US$1.6 million was withheld during the quarter ended December 31, 2005.

The dispute is set for arbitration in London, England, in June 2006. If Gibraltar is successful in the arbitration, and there is no appeal, then Gibraltar should immediately receive the full amount that has been withheld by Glencore.

These amounts have not been accrued in the consolidated financial statements of the Company.